

Mail Stop 3561

January 3, 2018

James L. Reynolds
Chief Executive Officer and President
Adomani, Inc.
620 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

   Re: Adomani, Inc.
     Amendment No. 2 to
     Registration Statement on Form S-1
     Filed December 22, 2017
     File No. 333-220983

Dear Mr. Reynolds:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated December 20, 2017.

Exhibit 5.1

1. Please have counsel opine on the legality of the issuance of the units and of the warrants under the laws governing the units and warrants. For guidance, refer to sections II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael A. Hedge, Esq.
         K&L Gates LLP